Exhibit 99.1

Genetic Technologies Announces $5 Million Registered Direct Offering

February 03, 2023 08:35 ET | Source: Genetic Technologies Ltd

MELBOURNE, Australia, Feb. 03, 2023 (GLOBE NEWSWIRE) — Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”, or “Genetic Technologies”), a global leader in guideline-driven genomics-based tests in health, wellness and serious diseases, today announced that it has entered into definitive agreements with several institutional investors for the purchase and sale in a registered direct offering of 3,846,155 American Depositary Shares (“ADSs”) (or ADS equivalent in lieu thereof), each representing six hundred (600) ordinary shares of the Company, at a purchase price of $1.30 per ADS. The closing of the offering is expected to occur on or about February 7, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from this offering are expected to be approximately $5 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering:

●	to support the commercialization of the GeneType Multi Risk test through the B2B channels with payers, insurers and employers in the United States and expand into Europe;

●	to drive new market opportunities in reimbursable categories by leveraging our strategic relationship with QIAGEN;

●	for funding product research and development;

●	to increase our sales and marketing presences and drive of its tests via the consumer-initiated testing platforms;

●	to execute the go to market, sales and marketing to launch the ‘World First’ Comprehensive Hereditary Breast and Ovarian Cancer Risk Test as part of our germline genetic testing division; and

●	for other working capital and general corporate purposes.

The securities described above are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-237152) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2020 and declared effective by the SEC on March 23, 2020. The offering of the securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 865-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward-Looking Statements

This press release may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the offering, the expected gross proceeds and the expected closing of the offering. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control, including market conditions. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.